Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of January 2006	Commision file number 1-14002

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact:	January 10th 2006
Maurizio Dessolis	FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

DE RIGO

DE RIGO TO PROCEED WITH TERMINATION OF ITS ADR DEPOSITARY AGREEMENT

January 10, 2006 (Longarone, Italy) — De Rigo S.p.A. (NYSE:DER) announced today that it will terminate its ADR Depositary Agreement with The Bank of New York as of February 10, 2006. Following a recent tender offer for outstanding ordinary shares and ADSs of De Rigo by DR 3 S.r.l., a wholly-owned subsidiary of De Rigo Holding B.V., which is wholly owned by the brothers Ennio and Walter De Rigo, De Rigo's Board of Directors and shareholders approved a plan including the termination of the ADR Depositary Agreement, De Rigo’s delisting from the New York Stock Exchange and the deregistration of De Rigo’s securities under the U.S. securities laws. De Rigo currently expects its ADSs will cease to trade on the New York Stock Exchange before the February 10 effective date of the termination of the ADR program.

*****

De Rigo is one of the world’s largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Chopard, Ermenegildo Zegna, Escada, Etro, Fila, Furla, Jean Paul Gaultier, La Perla and Mini, as well as its own brands Police, Sting and Lozza.

  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2005	DE RIGO S.p.A. By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer